UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

____________________

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 29, 2015, Can-Fite BioPharma Ltd. (the “Company”) received a lawsuit requesting recognition of this lawsuit as a class action. The lawsuit alleges, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, CF101. The claimant alleges that he suffered personal damages of over NIS 73,000, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. The Company strongly believes the lawsuit and its allegations to be baseless and without merit, and will vigorously defend this action.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date June 30, 2015	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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